Midway Gold Corp.

November 23, 2007

To:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549
Mail Stop 7010

From:

Midway Gold Corp.
Unit 1 – 15782 Marine Drive
White Rock, British Columbia
Canada   V4B 1E6

Re:

Midway Gold Corp.
Responses to Staff Comments dated November 16, 2007
to Form S-1/A (333-145141) Filed November 2, 2007

Ladies and Gentlemen:

Midway Gold Corp. (the “Company”) filed a registration statement on Form S-1 (SEC File No. 333-145141) on August 6, 2007 (the “Registration Statement”) and the staff of the Securities and Exchange Commission issued a comment letter dated September 5, 2007.  The Company filed amendment number one to its Registration Statement on September 28, 2007 (“Amendment No. 1”) and the staff of the Securities and Exchange Commission issued a comment letter dated October 23, 2007.  The Company filed amendment number two to its Registration Statement on November 2, 2007 (“Amendment No. 2”) and the staff of the Securities and Exchange Commission issued a comment letter dated November 16, 2007 (the “November Staff Comments”).  The Company filed amendment number three to its Registration Statement on November 23, 2007 (“Amendment No. 3”).  The following are the November Staff Comments and the Company’s responses thereto.  References to page numbers in this memorandum are to page numbers in Amendment No. 3.

General

Staff Comment No. 1:

Please update your interim financial statements and related information, through September 30, 2007, in accordance with Rule 3-12 of Regulation S-X.  Also submit with your next response several copies of your new amendment (number three) that are marked to show only the changes to amendment two, and several copies of amendment two that are marked to show only the changes to amendment one.

Midway Gold Corp.’s Response:

The Company has updated its interim financial statements and related information through September 30, 2007.  The Company will provide several copies of Amendment No. 3 that are marked to show only the changes to Amendment No. 2, and several

Securities and Exchange Commission

November 23, 2007

copies of Amendment No. 2 that are marked to show only the changes to Amendment No. 1.

Financial Statements, page 85

Note 2 – Significant Accounting Policies, page 94

(f) impairment of long-lived assets, page 95

Staff Comment No. 2:

We note that you have not complied with prior comment 13, concerning the need to clarify how the procedures necessary to “monitor” your long-lived assets, whether in the exploration, development, or production stage, for impairment compare to those which would be necessary to “test” those assets for impairment.  As indicated in our earlier comment 54, in our letter to you dated September 5, 2007, you would need to have conducted and documented your impairment testing as at each balance sheet date, given your history of operating and cash flow losses, to comply with SFAS 144; this should be apparent from your disclosure.  Please complete the necessary procedures and revise your disclosure to explain the circumstances under which you have tested your long-lived assets for impairment, following the guidance in SFAS 144.

Staff Comment No. 3:

On a related point, we note that the revisions you have made in response to prior comment 13 indicate that value beyond proven and probable reserves (VBPP) would be attributed to properties in the development or producing stage, but are silent with respect to exploration stage properties where you have not yet established reserves.  We do not see declaring reserves as a prerequisite to applying the guidance in EITF 04-3, although you would need to have documentation supporting any value attributed to VBPP in conducting your impairment testing, as indicated in paragraph 8.  Please contact us by telephone if you require further clarification or would like to discuss.

Midway Gold Corp.’s Response:

The Company has revised the note in the financial statements to address staff comments no. 2 and no. 3 as follows:

“Following the guidance in SFAS 144, the Company reviews and evaluates its long-lived assets for impairment at each balance sheet date and documents such impairment testing.  The tests include an evaluation of the assets and events or changes in circumstances that would indicate that the related carrying amounts may not be recoverable.  Mineral properties in the exploration stage are monitored for impairment based on factors such as the Company’s continued right to explore the area, exploration reports, assays, technical reports, drill results and the Company’s continued plans to fund exploration programs on the property, whether sufficient work has been performed to indicate that the carrying

Securities and Exchange Commission

November 23, 2007

amount of the mineral property cost carried forward as an asset will not be fully recoverable, even though a viable mine has been discovered.

The tests for long-lived assets in the exploration, development or producing stage that would have a value beyond proven and probable reserves would be monitored for impairment based on factors such as current market value of the mineral property and results of exploration, future asset utilization, business climate, mineral prices and future undiscounted cash flows expected to result from the use of the related assets.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future net undiscounted cash flows expected to be generated by the asset, including evaluating its reserves beyond proven and probable amounts.

The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable either by impairment or by abandonment of the property.  The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds its fair value.  While we incurred losses from operations, these have not been in excess of our planned expenditures on these properties in order to ultimately realize their value.”

Pro Forma Financial Statements, page 167

Staff Comment No. 4:

We note that although you have complied with prior comment 14 by including a pro forma statement of income covering the six month period ended June 30, 2007 (along with the Pan-Nevada results for the three months ended January 31, 2007, prior to your acquisition); due to the passage of time, it will now be necessary to update your pro forma statement of income to cover the nine month period ended September 30, 2007, replacing the information for the six month period ended June 30, 2007.

Midway Gold Corp.’s Response:

The Company has replaced the pro forma information for the six month period ended June 30, 2007 with the pro forma information for the nine month period ended September 30, 2007.

Closing Response

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

November 23, 2007

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Kenneth G. Sam of Dorsey & Whitney, LLP, at 303-629-3445 with any questions regarding this request.